SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DEALERTRACK HOLDINGS, INC.
(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Common stock, $0.01 par value
(Title of Class of Securities)

242309102
(CUSIP Number of Class of Securities (Underlying Common Stock))

DealerTrack Holdings, Inc.
1111 Marcus Ave., Suite M04
Lake Success, NY 11042
(516) 734-3600
Attention: Corporate Secretary
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

Copies to:
Andrew J. Varner
O’Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, NY 10036
(212) 326-2000
(212) 326-2061 (fax)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
17,084,890	$954

*Estimated solely for purposes of determining the filing fee. This amount assumes that options to purchase 904,441 shares of common stock of DealerTrack Holdings, Inc. having an aggregate value of $18.89 as of August 5, 2009, will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on a Black-Scholes option valuation model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of this transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet And Questions and Answers” in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated August 7, 2009, attached hereto as Exhibit (a)(1)(A) (the “Offer to Exchange”) is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

DealerTrack Holdings, Inc., a Delaware corporation (the “Company”), is the issuer of the securities subject to the Exchange Offer (as defined herein). The Company’s principal executive offices are located at 1111 Marcus Avenue, Suite M04, Lake Success, New York 11042, and the telephone number at that address is (516) 734-3600.

(b)	Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain of its employees (excluding executive officers and members of the Board of Directors) to exchange outstanding options to purchase shares of the Company’s common stock granted prior to August 7, 2008, that have an exercise price per share greater than or equal to $22.82 (“Eligible Options”) for a lesser number of new options to purchase shares of the Company’s common stock with an exercise price equal to the closing price of the Company’s common stock on The Nasdaq Global Select Market on the date of grant (the “New Options”), subject to certain conditions (the “Exchange Offer”). Each New Option will be granted under the Company’s Third Amended and Restated 2005 Incentive Award Plan. On August 3, 2009, there were 904,441 shares of common stock underlying outstanding Eligible Options. The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(E).

The information set forth in the Offer to Exchange under “Summary Term Sheet And Questions and Answers,” “Risk Factors,” “This Exchange Offer — Eligible Options; Eligible Employees; Expiration Date of This Exchange Offer,” “This Exchange Offer — Acceptance of Eligible Options for Exchange; Issuance of New Options,” “This Exchange Offer — Conditions of This Exchange Offer” and “This Exchange Offer — Source and Amount of Consideration; Terms of New Options” is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under “This Exchange Offer — Price Range of Our Common Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above and in the Offer to Exchange under “This Exchange Offer — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Exchange under “Summary Term Sheet And Questions and Answers” and the sections under “This Exchange Offer” titled “Eligible Options; Eligible Employees; Expiration Date of This Exchange Offer,” “Procedures for Tendering Eligible Options,” “Withdrawal Rights,” “Acceptance of Eligible Options For Exchange; Issuance of New Options,” “Conditions of This Exchange Offer,” “Price Range of Our Common Stock,” “Source and Amount of Consideration; Terms of New Options,” “Information Concerning Us; Financial Information,” “Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer,” “Legal Matters; Regulatory Approvals,” “Material United States Tax Consequences,” “Extension of Exchange Offer; Termination; Amendment” and Schedules A and B is incorporated herein by reference.

(b)	Purchases.

The Company’s executive officers and members of the Board of Directors will not be eligible to participate in the Exchange Offer. The information set forth in the Offer to Exchange under “This Exchange Offer — Procedures for Tendering Eligible Options” and “This Exchange Offer — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(a)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under “This Exchange Offer — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Exchange under “This Exchange Offer — Purpose of This Exchange Offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange under “This Exchange Offer — Acceptance of Eligible Options For Exchange; Issuance of New Options” and “This Exchange Offer — Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer” is incorporated herein by reference.

(c)	Plans.

Not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Exchange under “This Exchange Offer — Source and Amount of Consideration; Terms of New Options” is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Exchange under “This Exchange Offer — Conditions of This Exchange Offer” is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Offer to Exchange under “This Exchange Offer — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under “This Exchange Offer — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information.

The financial information set forth in the Offer to Exchange under “This Exchange Offer — Information Concerning Us; Financial Information,” “This Exchange Offer — Additional Information,” the financial statements filed as Exhibit 99.1 with the Company’s Current Report on Form 8-K on May 8, 2009 and the Company’s Current Report on Form 8-K on August 6, 2009 the information set forth in the Company’s Quarterly Reports on Form 10-Q for the quarter ended March 31, 2009 and for the quarter ended June 30, 2009 under Item 1 “Financial Statements” and the information set forth in Item 8 (“Financial Statements and Supplementary Data”) in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, is incorporated herein by reference.

(b)	Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under “Risk Factors,” “This Exchange Offer — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options,” and “This Exchange Offer — Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

The Exhibit Index attached to this Tender Offer Statement on Schedule TO is incorporated herein by reference.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Tender Offer Statement on Schedule TO is true, complete and correct.

DEALERTRACK HOLDINGS, INC.

/s/  Eric D. Jacobs
Eric D. Jacobs
Senior Vice President, Chief Financial and
Administrative Officer

Date: August 7, 2009

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Stock Options, dated August 7, 2009
(a)(1)(B)	Form of Email Communication to Eligible Employees
(a)(1)(C)	Email Communication to Eligible Employees from Stock and Option Solutions
(a)(1)(D)	Email reminder to Eligible Employees
(a)(1)(E)	Election Form
(a)(1)(F)	Withdrawal Form
(a)(1)(G)	Form of Communication to Eligible Employees Confirming Decline of Offer
(a)(1)(H)	Form of Communication to Eligible Employees Confirming Receipt of Election
(a)(1)(I)	Exchange Offer Website Screen Shots
(a)(1)(J)	Stock Option Exchange Program Informational Presentation
(b)	Not applicable
(d)(1)	DealerTrack Holdings, Inc. Third Amended and Restated 2005 Incentive Award Plan, effective as of June 17, 2009 (incorporated herein by reference to Exhibit I to the Registrant’s Definitive Proxy Statement on Schedule 14A filed on May 13, 2009).
(d)(2)	Form of Non-Qualified Stock Option Agreement pursuant to the Third Amended and Restated 2005 Incentive Award Plan (incorporated herein by reference to our Quarterly Report on Form 10-Q filed May 12, 2006).
(g)	Not applicable
(h)	Not applicable